TRANSGLOBE ENERGY CORPORATION
OPERATIONS UPDATE

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, October 1, 2013 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to provide an operations update for the third quarter of 2013. All dollar values are expressed in United States dollars unless otherwise stated.
HIGHLIGHTS

•	Drilled 10 wells in Q3, resulting in 9 oil wells and 1 gas/condensate well (100% success)

•	2013 YTD drilled 35 wells resulting in 29 oil wells, 1 gas/condensate well and 5 dry holes (86% success)

•	TransGlobe’s production averaged 17,651 Bopd in July; 17,834 Bopd in August; and 19,238 Bopd in September

•	West Bakr concession currently producing at the highest rate in its 30 year history

•	Received $142.7 million to date from EGPC during 2013; additional tanker liftings are scheduled for November

•	New concessions approved by Cabinet and forwarded to President; ratification is expected in late 2013
OPERATIONS UPDATE
ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

The Company drilled five wells in the third quarter resulting in five oil wells (four at East Arta and one at Hoshia).

At East Arta four wells were drilled and cased as oil wells and will be completed and stimulated in the fourth quarter. One Lower Nukhul well was drilled on the northwest edge of the block, one Upper Nukhul well was drilled in the southeast quadrant of the block and two Thebes wells were drilled on the North East edge of the block.

One well was drilled at Hoshia and will be completed as a Lower Rudeis oil well and placed on production in October.

The Company maintained an active fracture stimulation program that began in mid-June 2013 and continued throughout the third quarter. Since mid-June, a total of 12 wells have been stimulated and placed on production, including 11 at Arta/East Arta and one at Hoshia.

Production

Production averaged 12,024 Bopd in July, 12,305 Bopd in August and 12,464 Bopd in September.

Production was lower in July due to natural declines in production which were not offset by new wells as planned due to a prolonged contract approval process for well stimulations. A new well stimulation contract was approved in June and a multi-well stimulation program that began in mid-June has carried on continuously through to the end of the third quarter. The production increases that have been achieved in August and September are due in large part to newly stimulated wells being placed on production. The company currently has nine cased wells scheduled for stimulation in the fourth quarter in addition to the planned drilling for the balance of the year.

West Bakr, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

The Company drilled four wells in the third quarter resulting in four oil wells (two in the H field, one in the M field and one in the K field).

The company drilled two development wells in the H field with one placed on production at a rate of approximately 500 Bopd and the second well expected to be completed and on production by mid-October.

In the K field the Company drilled an infill location in the north central portion of the field which was cased with oil pay in the Asl A and Asl F sands. Testing will be completed on the Asl F before moving uphole to the primary Asl A target.
In the M field a step-out well was drilled during the quarter along the western limit of the field. The well encountered oil pay in four sands and was completed in the Asl C at initial rates of 300 Bopd.
It is expected that the drilling rig will continue working in West Bakr throughout 2014.
Production
Production averaged approximately 5,070 Bopd in July, 5,007 Bopd in August and 6,270 Bopd in September. The September increase is attributed to newly drilled wells being brought on production along with a number of recompletions in wells with multiple stacked pay zones. In multi-zone wells, the lowermost intervals have initially been completed which are often thin with indications of bottom water. As these zones decline in productivity and show increasing water production, they are either plugged-back or commingled with uphole, thicker and more productive oil zones.

East Ghazalat Block, Arab Republic of Egypt (50% working interest)

Operations and Exploration

The North Dabaa 1X exploration well was drilled to a total depth of 14,740 feet and cased as a Cretaceous oil and Jurassic gas condensate discovery. Based on open hole well logs and samples, the well encountered approximately 8 feet of net oil pay in the Abu Roash formation and 23 feet of net gas/condensate pay in the Khatatba formation.

The Khatatba formation (9,882 - 9,906 feet) was completed and flow tested using the drilling rig for a total duration of 72.5 hours.  During this period, approximately 48.9 million cubic feet of gas (“MMcf”) and 4,893 barrels (“Bbl”) of 56.9° API condensate were recovered on choke sizes varying from 18/64 inch to 64/64 inch and corresponding wellhead drawdowns of 2% to 44%.  This represents average rates during the entire flow test of 16.2 million cubic feet of gas per day (“MMcfd”) and 1,620 barrels per day (“Bpd”) of condensate.  An extended flow period of 26 hours was performed on a 64/64 inch choke during the test resulting in rates of 26.0 MMcfd of gas and 2,571 Bpd of condensate.  Shut-in periods were conducted during the test, however a detailed well test analysis has not been performed.  The test results should be considered as preliminary and are not necessarily indicative of long-term performance.  The well was suspended and the drilling rig was released.  The new pool discovery will require additional drilling to determine the extent and commerciality of the discovery.

The Abu Roash oil zone will be completed and production tested at a future date using a workover rig.

The North Dabaa 1X exploration well was drilled, cased, completed and tested for a total estimated cost of $6.6 million ($3.3 million to TransGlobe).

The North Dabaa 1X discovery is located approximately 1.4 kilometers east of the Company’s newly awarded 100% working interest South Ghazalat concession which is awaiting Government ratification.

Production

Production from East Ghazalat averaged 241 Bopd to TransGlobe in July, 198 Bopd in August and approximately 188 Bopd in September. Approximately 420 Bopd (210 Bopd to TransGlobe) has been shut in since early July due to two pump failures. The operator has mobilized a workover/completion rig to the Safwa field and is currently installing new bottom hole pumps. Following the pump repairs the rig is scheduled to complete and test the Cretaceous oil zones in the North Dabaa 1X exploration well.

South Alamein, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

The Company approved a budget for 2013 which included an initial eight-well drilling program and the development of the Boraq 2 oil discovery. The 2013 drilling program includes two Boraq appraisal wells with the balance of the program focused on exploration prospects in South Alamein.

The Company has been working closely with EGPC and the Ministry of Oil since early 2012 to obtain military surface access approvals in the South Alamein concession. In early June, the Company received military approval for the West Manar and Taef exploration wells. A drilling rig has been contracted and it is expected that drilling will commence in October. The wells are targeting an estimated 11 million barrels and 25 million barrels of P mean un-risked prospective resources respectively. The estimated prospective resources were independently evaluated as of December 31, 2012 by DeGolyer and McNaughton Canada Limited as disclosed in the January 11, 2013 press release.

NEW CONCESSIONS - EGPC BID ROUND

On November 6, 2012, EGPC announced that TransGlobe was the successful bidder on four concessions (100% working interest) in the 2011 EGPC bid round which closed on March 29, 2012. The Company has been advised that the new concessions have been approved by the Cabinet and presented to the President for signature. It is expected that the new concessions will be ratified in late 2013 when each concession is passed into law.
REPUBLIC OF YEMEN

Block 32, Republic of Yemen (13.81% working interest)
Operations and Exploration
An exploration well (Salsala 1) located in the south western corner of the block is currently nearing total depth. Based on internal estimates provided by the Operator, the Salsala 1 prospect is estimated to contain an un-risked prospective gross resource potential of 2.6 million barrels on a P mean (most likely) basis.
Production
Field production has averaged approximately 2,295 Bopd (317 Bopd to TransGlobe) during the third quarter.
Block S-1, Republic of Yemen (25% working interest)
Operations and Exploration
No wells were drilled during the third quarter.
Production
Field production has remained shut-in during 2013 primarily due to labor negotiations with field employees and tender of service/support contracts in the field. A settlement was reached with the field employees in early April and the operator awarded new service contracts in late May/early June. The new contractors are currently negotiating with the local tribes to provide labor for the respective contracts. It is difficult to predict when the contractor negotiations will be concluded and production will be restored.

If gross field production is restored to pre-shut in levels of approximately 6,800 Bopd, Block S-1 could contribute approximately 1,700 Bopd to TransGlobe going forward.

For guidance purposes, the Company assumed production will commence in Q4 which would contribute an average of approximately 400 Bopd to TransGlobe in 2013.
BUSINESS ENVIRONMENT

The Company's operations were largely unaffected by the civil protests and political turmoil that took place in Egypt throughout the third quarter. During the third quarter, the interim Government appointed a new Minister of Petroleum and Mineral Resources, along with a new EGPC Chairman. These individuals have publicly stated their intention to focus on increasing investment in oil exploration and development activity in Egypt, which is viewed as positive by TransGlobe.
The Company has collected $142.7 million from EGPC to date in 2013, and expects to collect a total of $230 million to $250 million by year end, representing a 46% to 59% increase over 2012 collections. The majority of the remaining collections will come in the form of a full cargo lifting and a partial cargo lifting, both scheduled for November, which have been allocated to the Company. These full and partial liftings are expected to result in collections of approximately $65 million based on current pricing. Further collections in the fourth quarter are expected in the form of both cash and the offset of accounts payable to Government affiliates.
TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA. TransGlobe's Convertible Debentures trade on the Toronto Stock Exchange under the symbol TGL.DB.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact: Investor Relations Scott Koyich Telephone: 403.264.9888 Email: investor.relations@trans-globe.com Web site: http://www.trans-globe.com

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